 Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Jiya Acquisition Corp. on Amendment No. 1 to Form S-1 of our report dated September 24, 2020, except for the first paragraph of Note 5 and the second paragraph of Note 8 as to which the date is November 2, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Jiya Acquisition Corp. as of September 9, 2020 and for the period from August 27, 2020 (inception) through September 9, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

November 13, 2020